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                    [Letterhead of Sterling Software, Inc.]



                                October 2, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE: STERLING SOFTWARE, INC. -- REGISTRATION STATEMENT ON FORM S-3 COMMISSION FILE NO. 333-11807

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Sterling Software, Inc. (the "Company") requests that the above-referenced Registration Statement (the "Registration Statement") be withdrawn. The shares issued or issuable pursuant to options granted under the Sterling Software, Inc. 1992 Non-Statutory Stock Option Plan (the "Plan") were previously registered under the Securities Act. No further options will be granted under the Plan, obviating the need for the Registration Statement.

                              Very truly yours,

                              STERLING SOFTWARE, INC.


                              By:/s/ Don J. McDermett, Jr.
                                 --------------------------------
                                 Don J. McDermett, Jr.
                                 Vice President, Legal


cc:  Nancy K. Oremland
       Securities and Exchange Commission

     James E. O'Bannon
       Jones, Day, Reavis & Pogue